Filed pursuant to Rule 424(b)(3)
Registration No. 333-133960
Registration No. 333-127745
Registration No. 333-125106
Registration No. 333-117653

        PROSPECTUS SUPPLEMENT NO. 1
Dated September 19, 2006
(To Prospectus dated August 4, 2006)

16,895,994 Shares of Common Stock for Resale by Certain Stockholders

Uranium Resources, Inc.

Common Stock

Supplement to Prospectus

        This prospectus supplement supplements the prospectus dated August 4, 2006, of Uranium Resources, Inc., relating to the sale by certain of our securityholders of up to 16,895,994 shares of Common Stock of Uranium Resources, Inc. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

        In July, URI stated its South Texas production was being adversely affected by a shortage of drill rigs, permitting delays, and weather related problems. We indicated these problems could continue through July and expected production to increase beginning in August. However, these problems have continued through August and into September; and the loss of key personnel to competitors has added to our problems. As a result, we will not meet our July forecast of 670,000 pounds of production for 2006.

        Delays in restarting production at Kingsville Dome and Rosita have continued. Kingsville was restarted in April 2006. We planned to bring on three new wellfields, one in August and two in September. Weather problems and a shortage of available drill rigs and logging trucks have pushed off the expected startup of these wellfields by at least one month. At Rosita, the shortage of drill rigs and logging trucks has delayed estimated production until the first quarter of 2007. The shortage of drill rigs and logging trucks is the result of intense industry-wide competition for exploration and development tools.

        In addition to the delays in restarting Kingsville and Rosita, Vasquez has continued to operate below expectations. At the beginning of the project in 2004, our mining plan indicated we could produce the Vasquez property at an annual rate of 700,000 pounds. The geological and chemical problems we experienced in 2005 caused us to revise that estimate downward to an annual capacity of 400,000 pounds. This estimate assumed steps we implemented would successfully resolve production problems we had never experienced at our other mines. While partially successful, these steps have still not led to higher production levels.

        We are now evaluating the extent and scope of our future development efforts at Vasquez. Such evaluation involves weighing the economic impact of continuing development at Vasquez at current levels compared to the benefits that could be derived if all or a portion of our resources (drill rigs, logging trucks, and personnel) are redeployed from Vasquez to Kingsville Dome and Rosita in order to bring these properties up to full production sooner.

        Given the above factors, production has proven difficult to forecast with any accuracy despite our best efforts to do so. Therefore, we have concluded that we will no longer forecast our production or production costs for 2006 or any future year, and we withdraw all previous forecasts. We will report our ongoing development efforts for each of our properties as we have something concrete to report, such as the obtaining of mining permits and the commencement of production. We will report our actual production for each month.

        In July and August, we produced 42,000 pounds, bringing total production for the first eight months of 2006 to 156,000 pounds.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

        This sticker is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

The date of this prospectus supplement is September 19, 2006.